The Bank of New York Mellon Corporation

240 Greenwich Street

New York, New York 10286

December 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aisha Adegbuyi

Re:	The Bank of New York Mellon Corporation,
Mellon Capital IV.
Registration Statements on Form S-3
File No. 333-282710

Ladies and Gentlemen,

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-282710), of The Bank of New York Mellon Corporation and Mellon Capital IV (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on December 9, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Benjamin H. Weiner at (202) 956-7574.

Thank you for your assistance in this matter.

Very truly yours, The Bank of New York Mellon Corporation
By:	/s/ Jean Weng
	Name:	Jean Weng
	Title:	Corporate Secretary

Mellon Capital IV
By:	/s/ Kurtis Kurimsky
	Name:	Kurtis Kurimsky
	Title:	Administrative Trustee